Part III: **Manner of Operations**

Item 11: Trading Services, Facilities and Rules

a. Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

BOATS operates a fully automated electronic limit order book that continuously matches orders to buy or sell NMS Stocks. All NMS stocks are eligible to trade on the ATS, unless otherwise notified on the Blue Ocean ATS website, https://blueocean-tech.io/blue-ocean-ats-service-status/. ATS website All orders submitted to the ATS are firm, and are eligible for automatic executed by the system, consistent with the instructions and conditions indicated on the order as submitted by Subscribers. Matching occurs on a price-time priority basis. BOATS operating hours are 8:00 p.m. ET to 4:00 a.m. ET, as discussed in Part III, Item 4(a)

Subscribers generate orders in securities eligible for trading on the ATS and send these orders electronically to the BOATS FIX order gateway ("Gateway"). The Gateway directs all orders to the BOATS matching engine. BOATS matching engine operates on a server in Equinix NY4 data center. Equinix maintains the server in a locked "cage" that is accessible only by such personnel as indicated in Part II, Item 7.

The MEMX licensing agreement is with BOT. BOT then provides all technology or software, including technology from MEMX, used to operate the ATS to BOATS, including the matching engine. Shared employees of the parent company and BDO, as outlined in Part II, Item 6(a), work with MEMX technology and operations personnel to maintain these systems, pursuant to the licensing agreement.

b. Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?

X Yes   **☐** No

If no, identify and explain any differences.

c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

Matching - The ATS accepts only orders from Subscribers. The ATS matches orders solely in accordance with the terms of those orders; BOATS does not have any discretion to change the terms of an order that a Subscriber. During its Operating Hours, the ATS matches orders in its order book on price-time priority basis. Orders retain their priority after partial fills. Orders submitted to the ATS are time-stamped to the millisecond upon receipt for prioritization purposes and for OATS and CAT reporting purposes.

For example:

ORDER A: tagged with identifier CLIENT1, a LIMIT DAY buy order to buy 500 shares of ABC @ $10 is entered in the system at 11:00 p.m.;

ORDER B: tagged with identifier CLIENT2, a LIMIT DAY sell order to sell 500 shares of ABC @ $11 is entered in the system at 11:01 p.m.;

ORDER C: tagged with identifier CLIENT3, a LIMIT DAY sell order to sell 1000 shares of ABC @ $10 is entered in the system at 11:02 p.m.;

ORDER C is immediately executed (matched with a contra interest) for 500 shares of ABC @ $10 at 11:02 p.m. against resting ORDER A;

The remaining (unexecuted) 500 shares of ORDER C remain on the ATS offered @ $10 at 11:02 p.m., and ORDER B's sell order to sell 500 shares of ABC @ $11 remains on the ATS at 11:02 p.m.;

Both ORDER C and ORDER B are resting orders on the ATS at 11:02 p.m.

Locked or Crossed Markets - All orders entered during the Operating Hours reside only on the BOATS order book. A buy order priced at or above the best offer, or sell order priced at or below the best bid, therefore result in executions, not locked or crossed markets.

For example:

ORDER A: tagged with identifier CLIENT1, a LIMIT DAY buy order to buy 500 shares of ABC @ $10 is entered in the system at 11:00 p.m.;

ORDER B: tagged with identifier CLIENT2, a LIMIT DAY sell order to sell 500 shares of ABC @ $11 is entered in the system at 11:01 p.m.;

ORDER C: tagged with identifier CLIENT3, a LIMIT DAY sell order to sell 1000 shares of ABC @ $9 is entered in the system at 11:02 p.m.;

ORDER C is immediately executed (matched with a contra interest) for 500 shares of ABC @ $10 at 11:02 p.m. against resting ORDER A;

The remaining (unexecuted) 500 shares of ORDER C remain on the ATS offered @ $9 at 11:02 p.m., and ORDER B's sell order to sell 500 shares of ABC @ $11 remains on the ATS at 11:02 p.m.;

Both ORDER C and ORDER B are resting orders on the ATS at 11:02 p.m.

The reference price for the trading session is described in Part III, Item 23. ~~the last national securities exchange print, post session, as of 7:30 p.m. ET.~~

Execution Errors - Blue Ocean ATS, LLC has written supervisory policies and procedures in place to handle trade execution errors and "clearly erroneous trades" and handles Subscriber and ATS errors in the same manner. Each potential error situation is evaluated by the Managing Director and/or CCO or designated Trading Operations personnel on a case-by-case basis to determine whether a trade execution should be busted. A transaction executed on the ATS shall be found to be clearly erroneous if the price of the transaction to buy (sell) that is the subject of the inquiry is greater than (less than) the reference price by 26% for NMS Stocks priced greater than $50; 30% for NMS Stocks priced greater than $25 and up to and including $50; and 40% for NMS Stocks priced greater than $0 and up to and including $25. ~~The reference price for the clearly erroneous policy is the most recent transaction effected on the ATS.~~ The reference price for the clearly erroneous policy is determined by referencing the price of the last trade reported to the SIP from a primary exchange in each symbol that occurred at/before 7:30PM EST, as described in Part III, Item 23.

Order Entry Restrictions - The ATS does not accept orders that reference a symbol not authorized for trading (e.g., if there is a trading halt). Consistent with Rule 612 of Regulation NMS under the Exchange Act, the minimum price increment for orders received by the ATS shall be $0.01 for orders priced $1.00 or greater, and $0.0001 for orders priced below $1.00. Orders received with price increments below the preceding are rejected. Sell orders must be designated as long, short or short exempt in the event there is a short sale restriction in place. Subscribers are responsible for the compliance of their trades with all short sale locate and delivery rules and regulations.

d. Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?

X Yes   ☐ No

If no, identify and explain any differences.

Item 23: Market Data

a. Identify the sources of market data used by the NMS Stock ATS (e.g., proprietary feed from a national securities exchange, feed from the securities information processor ("SIP")), and how the ATS uses market data from these sources to provide the services that it offers, including how the ATS uses market data to determine the NBBO and protected quotes, and display, price, prioritize, execute, and remove orders and trading interest on the ATS.

BOATS obtains last print data from MEMX that provides a reference price as of 7:30 p.m. ET on each trading day for each NMS Stock that trades on the ATS. The 7:30 Reference Price is determined by referencing the price of the last trade reported to the SIP from a primary exchange in each symbol that occurred at/before 7:30PM EST. ~~That reference price is the last sale price for each security printed on a national securities exchange.~~

b. Are the sources of market data and how the NMS Stock ATS uses market data for the services that it offers the same for all Subscribers and the Broker-Dealer Operator?

X Yes   **☐** No

If no, identify and explain any differences.